News Release
TSX, NYSE-AMEX Symbol: NG

NovaGold Updates Plan to Spin-Out Ambler Project into NovaCopper Shareholder Vote to Take Place March 28, 2012

February 21, 2012 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX, NYSE-AMEX: NG) (“NovaGold” or “the Company”) is pleased to provide an update on the previously announced spin-out transaction (the “Spin-Out”) of NovaCopper Inc. (“NovaCopper”), a wholly-owned subsidiary of the Company. NovaCopper holds, through its wholly-owned subsidiary, NovaCopper US Inc., the Company’s interest in the Ambler project located in Northwestern Alaska.

The Spin-Out will be transacted by way of a statutory plan of arrangement (the “Arrangement”) under the Companies Act (Nova Scotia). Pursuant to the terms of the Arrangement, among other things, 100% of the outstanding common shares of NovaCopper (“NovaCopper Shares”), will be distributed to holders of common shares of NovaGold (the “NovaGold Shareholders”) such that each NovaGold Shareholder of record on the effective date of the Arrangement will receive one NovaCopper Share for every six common shares in the capital of NovaGold held on the effective date. The Company’s options, performance share units, and deferred share units (collectively, the “Compensation Securities”) and warrants (the “Warrants”) will all be adjusted pursuant to the terms of the Arrangement, the details of which will be more particularly described in the Management Information Circular that will be mailed to NovaGold Securityholders (as defined below).

The directors of the Company believe that the creation of two separate public companies, one focused on gold and one focused on the copper-dominant Ambler district, will enhance their respective business operations and provide holders of NovaGold securities with additional investment choices and enhanced flexibility. NovaCopper will be free of any debt to the parent company and will be funded with US$40 million in cash.

Mr. Rick Van Nieuwenhuyse, the founder of NovaGold, who recently assumed the position of President and Chief Executive Officer of NovaCopper, said:

“I am very excited to be heading NovaCopper as we execute our business plan to unlock the value of one of the world's most exciting copper exploration investments. As we did so successfully with Donlin, now one of North America's premier gold development projects, the strategy here is to create extraordinary returns through the drill bit. We have an excellent team focused on determining the extent of the mineralization at Ambler and, with four rigs on the property; we should be able to complete 15,000 meters of drilling this year."

Mr. Rick Van Nieuwenhuyse continued, expanding on the investment thesis: "NovaCopper holds highly valuable assets. One of the deposits along the Ambler belt, Arctic, had a net present value of between approximately $500 million and $1,600 million, depending on metal prices, in the Preliminary Economic Assessment filed May 10,20111. Yet, Ambler is more than just Arctic; it is a major world-class poly-metallic district. This notion was demonstrated very clearly by the recent drilling success at our Bornite deposit when DDH RC11-187 encountered mineralization of 4% copper over 178 meters, including a very significant high-grade intersection of 34.7 meters grading 11.4% copper. (See the Company’s press releases dated November 10, 2011 and December 14, 2011) These are results that would rival any copper project in any part of the world. Yet, at a time when resource nationalism and jurisdictional instability are becoming ever greater risks to the copper mining industry, these outstanding results come from a project in the United States. Our ultimate objective is that the twin attributes of high grades from multiple deposits, when combined with jurisdictional safety, will result in NovaCopper being rated as the premier vehicle in its class.”

A special meeting (“Meeting”) of NovaGold Shareholders, holders of Compensation Securities and holders of Warrants (collectively, the “Securityholders”) will be held on March 28, 2012 in the City of Vancouver at which the Securityholders will be asked to vote on a special resolution approving the Arrangement. The record date, being the date for determining Securityholders entitled to receive notice of and vote at the Meeting, is February 24, 2012. The effective date of the Arrangement is expected to be on or about April 30, 2012. A further press release will be issued by the Company when the exact effective date is known. As noted above, the effective date of the Arrangement is the record date for determining NovaGold Shareholders who are entitled to receive NovaCopper Shares.

The Spin-Out is subject to numerous conditions including Securityholder and court approval, approval by, and listing of the NovaCopper Shares on the TSX and NYSE-AMEX and completion of all regulatory filings

About NovaCopper

NovaCopper is focused on the Ambler district which hosts world-class volcanogenic massive sulfide (“VMS”) deposits that contain copper, zinc, lead, gold and silver. It is one of the richest and most-prospective copper districts in one of the safest geopolitical jurisdictions in the world. In 2011, NovaGold focused on two deposits in the Ambler district. The first was the Arctic deposit and the second was the Bornite deposit. A Preliminary Economic Assessment (“PEA”)1, produced in May 2011, determined that the Arctic deposit contains indicated mineral resources of 17 million tonnes grading 4.1% copper and 6.0% zinc plus lead, gold and silver and inferred mineral resources of 12 million tonnes grading 3.5% copper and 4.9% zinc plus lead, gold and silver1. Mineral resources that are not mineral reserves do not yet have demonstrated economic viability. Initial exploration drilling on the Bornite deposit in 2011 was highly successful. DDH RC11-187 drilled a continuous interval of 178 meters grading 3.9% copper including a very significant high-grade intersection of 34.7 meters grading 11.4% copper. Initial results continue to demonstrate the exceptionally high-grade nature of this important and evolving mineral district. The Company is focused on continuing to identify high-grade mineralization with additional exploration drilling this coming year with four drill rigs and a plan to complete 15,000 meters of drilling.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties primarily in Alaska, U.S.A. and British Columbia, Canada. The Company is focused on advancing its flagship property, Donlin Gold and offers superior leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold exploration company. The Company is also committed to maximizing the value of its non-core assets, including its interest in the Galore Creek copper-gold-silver project. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Gold Project in Alaska, one of the world’s largest known undeveloped gold deposits, is held by a limited liability company owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation. The Galore Creek Project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by wholly-owned subsidiaries of NovaGold and Teck Resources Limited. NovaGold, through its wholly-owned subsidiary, NovaCopper Inc., which it plans to spin-out to shareholders, owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska. The Company also owns other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG.

1 NovaGold filed a Preliminary Economic Assessment for Ambler Project on May 10, 2011 (“PEA”). It is available for download on NovaGold’s website at www.novagold.net, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The PEA is preliminary in nature and included inferred mineral resources that are considered too speculative geologically to have the economic characteristics applied to them that would enable them to be catagorized as mineral reserves. There is no certainty that the PEA will be realized.

NovaGold Contact

Neil MacRae
Director, Investor Relations

Ariadna D. Peretz
Analyst, Investor Relations

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements relating to the potential spin-out of NovaCopper, and the future operating or financial performance of NovaGold or NovaCopper, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Corporation for the continued exploration and development of the Donlin Gold and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; failure to satisfy one or more of the conditions to the Plan including failure to obtain required court, shareholder or regulatory approval for the Plan; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year-ended November 30, 2010, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.